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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                            Ergo Science Corporation
   --------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29481E-10-6
          -----------------------------------------------------------
                                 (CUSIP Number)

                                 Serena D. Moe
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 559-1000
   --------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  August 1, 2003
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Exhibit Because of ss.ss.240.13d-1(e), 240.13d-1(f) oR 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

------------------------------                                 ---------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   2     OF   11  PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Court Square Capital Limited ("Court Square")

--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|
--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              304,233

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          304,233
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         304,233
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%
------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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

------------------------------                                 --------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   3    OF   11   PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citicorp Banking Corporation
--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|

--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            304,233**
    OWNED BY

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          304,233**
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         304,233**
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%**
------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         HC
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Court Square.


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

------------------------------                                 ---------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   4     OF   11  PAGES
         ------------                                               -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citicorp

--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|

--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            304,233**
    OWNED BY

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          304,233**
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         304,233**
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.2%**

------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         HC
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Court Square.


------------------------------                                 ---------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   5    OF   11  PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citigroup Holdings Company
--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|

--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            304,233**
    OWNED BY

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          304,233**
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         304,233**
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%**

------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         HC
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Court Square.


------------------------------                                 --------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   6     OF   11  PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citigroup Inc. ("Citigroup")
--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|
--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0

                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            305,233**
    OWNED BY


                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          305,233**
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         305,233**
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%**
------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         HC
------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 304,233 shares directly beneficially owned by Court Square and 1,000 shares directly beneficially owned by other subsidiaries of Citigroup.

                                  SCHEDULE 13D

    Item 1. SECURITY AND ISSUER.

            This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on September 11, 2000, relating to the Common Stock, par value $0.01 per share ("Common Stock"), of Ergo Science Corporation, a Delaware corporation (the "Company").

            Except as otherwise described herein, the information contained in the original Schedule 13D remains in effect and all capitalized terms shall have the meaning previously ascribed to them in the Schedule 13D. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.


    Item 2. IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

            (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13d-(1)(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Banking Corporation, a Delaware corporation ("Citicorp Banking"), by virtue of its ownership of all of the outstanding common stock of Court Square, (iii) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citicorp Banking (iv) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and
    (v) Citigroup Inc., a Delaware corporation, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (each, a "Reporting Person" and collectively, the "Reporting Persons").

            Attached as Exhibit B is information concerning each executive officer and director of Court Square and Citigroup, the entity which, based on the holding company structure described above, ultimately controls Court Square. Exhibit B is incorporated into and made a part of this Statement on
    Schedule 13D.

            (b) The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New
    York, New York 10043. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 19720.The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899.

            (c) Court Square's principal business is to make equity investments on behalf of Citigroup. Citicorp Banking is a holding company principally engaged, through its

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                                                                   Page 8 of 11


    subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

             (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets, Inc., a subsidiary of Citigroup, announced final agreements with the Commission, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

             SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

             Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Exhibit B attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Each of Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Exhibit B, to the knowledge of each Reporting Person, each executive officer and director named in Exhibit B to this Statement on
    Schedule 13D are citizens of the United States.

    Item 4. PURPOSE OF TRANSACTION.

           Item 4 is hereby amended and supplemented as follows:

         As of July 22, 2003, an employee of Court Square no longer held a seat on the Company's board of directors.

    Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented as follows:

         The ownership calculations in Item 5 of this Schedule 13D are based upon the Reporting Persons holdings as of the date of this filing and the 5,813,856 shares of Common Stock outstanding, as reported in the Company's Form 10-Q filed on August 14, 2003.

            (a) Court Square directly beneficially owns 304,233 shares, or 5.2%, of the outstanding Common Stock. Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup are filing this form solely because of the holding company structure described in Item 2(a) above, whereby Citicorp Banking controls Court Square, Citicorp controls Citicorp Banking, Citigroup Holdings controls Citicorp Banking and Citigroup controls Citigroup Holdings. As a result of this structure, each of Citicorp Banking, Citicorp and Citigroup Holdings may be deemed to beneficially own the 304,233 shares, or 5.2%, of Common Stock directly held by Court Square. In addition, Citigroup may be deemed to beneficially own the 304,233 shares held by Court Square as well as 1,000 shares held by other Citigroup subsidiaries (together, 305,233 shares, or 5.3% of the Company's Common Stock).

            (b) As a result of the holding company structure described in Items 2(a) and 5(a) above, Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 304,233 shares of Common Stock directly beneficially owned by Court Square. Citigroup may be deemed to share the voting and dispositive power of the 1,000 shares of Common Stock directly beneficially owned by certain subsidiaries of Citigroup.

            (c) On August 4, 2003, the Company repurchased 1,355,722 shares of Common Stock from Court Square, at a purchase price of $1.81 per share, payable in cash, pursuant to the terms of a Stock Purchase Agreement dated as of August 1, 2003 (the "Stock Purchase Agreement"). The description of this transaction is qualified in its entirety by reference to the full text of the Stock Purchase Agreement which is attached hereto as Exhibit C and incorporated by reference herein. Other than the foregoing transaction, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit B to the Statement on Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).

    Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUES.

            Except for the Stock Purchase Agreement described in Item 5(c) above and attached hereto as Exhibit C, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons an any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

    Item 7. MATERIAL TO BE FILED AS EXHIBITS.

            EXHIBIT                    DESCRIPTION

            Exhibit A   Joint Filing Agreement by and among Court Square
                        Capital Limited, Citicorp Banking Corporation,
                        Citicorp, Citigroup Holdings Company and
                        Citigroup Inc.

            Exhibit B   Executive Officers and Directors of each of Court
                        Square Capital Limited and Citigroup Inc.

            Exhibit C   Stock Purchase Agreement, dated as of August 1,
                        2003, by and between Ergo Science Corporation and Court Square Capital Limited.


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                                                                  Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:        August 28, 2003

    COURT SQUARE CAPITAL LIMITED

    By:  /s/ Anthony P. Mirra
         ------------------------
    Name:  Anthony P. Mirra
    Title: Vice President and
           Assistant Secretary


    CITICORP BANKING CORPORATION

    By:  /s/ Michael P. Humes
         ------------------------
    Name:  Michael P. Humes
    Title: Vice President


    CITICORP

    By:  /s/ Serena D. Moe
         ------------------------
    Name:  Serena D. Moe
    Title: Assistant Secretary

    CITIGROUP HOLDINGS COMPANY

    By:  /s/ Serena D. Moe
         ------------------------
    Name:  Serena D. Moe
    Title: Assistant Secretary

    CITIGROUP INC.

    By:  /s/ Serena D. Moe
         ------------------------
    Name:  Serena D. Moe
    Title: Assistant Secretary